SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


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In the Matter of                                     CERTIFICATE
Alliant Energy Corporation, et al.                   PURSUANT TO
                                                     RULE 24
File No.

(Public Utility Holding Company Act of 1935)
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     This Certificate of Notification  (the  "Certificate")  is filed by Alliant
Energy Corporation ("Alliant Energy"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), and its wholly-owned subsidiary, Alliant Energy Resources, Inc. ("Resources"), in
connection    with    the    transactions    proposed    in   the    Form    U-1
Application-Declaration (the "Application-Declaration"), as amended, of Alliant Energy and Resources (collectively, the "Applicants") in File No. 70-9455. These transactions were authorized by order of the Securities and Exchange Commission (the "Commission") dated August 26, 1999 (the "Order"). The Applicants hereby certify the matters set forth below pursuant to Rule 24 of the rules under the
Act:

a. The sales of Common Stock of Alliant Energy and the purchase price per share and the market price per share at the date of the agreement of sale.

        ANSWER:
        None

b. The total number of shares of Alliant Energy Common Stock issued or issuable under options granted during the quarter under Alliant Energy's benefit plans or otherwise.

        ANSWER:
        None

c. If Common Stock has been transferred to a seller of securities of a company being acquired, the number of shares so issued, the value per share and whether the shares are restricted to the acquiror.

        ANSWER:
        None


d. The names of the guarantors and of the beneficiary of any Guaranteed Note, Alliant Energy Guarantee or Non-utility Subsidiary Guarantee issued during the quarter, and the amount, terms and purpose of the guarantee.

        ANSWER:

        See Exhibit A.


e.   The amount and terms of any Debentures issued during the quarter.

        ANSWER
        None

f. The amount and terms of any financings consummated by any Nonutility Subsidiary during the quarter that are not exempt under Rule 52.

        ANSWER:
        None.

g. The notional amount and principal terms of any Interest Rate Hedge or Anticipatory Hedge entered into during the quarter and the identity of the parties to such instruments.

        ANSWER
        None

h. The name, parent company, and amount invested in any new Intermediate Subsidiary or Financing Subsidiary during the quarter.

        ANSWER:

Parent                                  Subsidiary                   Amount Invested
------------------------------------------------------------------------------------------

Wisconsin Power
and Light Company
(WP&L)                              WPL SPE LLC                        $20,000

IES Utilities Inc.
(IES)                               IESU SPE LLC                       $20,000

Interstate Power
Company   (IPC)                     IPC SPE LLC                        $20,000

WP&L, IES,
and IPC  (each                      Alliant Energy
owning 1/3)                         SPE LLC                            $15,000


i. A list of U-6B-2 forms (Certificate of the issuance, renewal or guarantee of a security exempted from provisions of Section 6(a)) filed with the Commission during the quarter, including the name of the filing entity and the date of filing.

        ANSWER:

        Alliant Energy Corporate Services, Inc.         August 13, 2001

j. Consolidated balance sheets as of the end of the quarter and separate balance sheets as of the end of the quarter for each company, including Alliant Energy, that has engaged in jurisdictional financing transactions during the quarter.

        ANSWER: The balance sheets of Alliant Energy and Resources as of June 30, 2001 are in the 10-Q filing for the quarter ended
     June  30,  2001  and are incorporated herein by reference.


k.   Additional investments in Energy Assets were as follows:

     For investments made by Whiting Petroleum Corporation in the second quarter of 2001, see Exhibit B.



                                S I G N A T U R E

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned companies have duly caused this Certificate to be signed on their behalf by the undersigned thereunto duly authorized.

                           ALLIANT ENERGY CORPORATION



                       By: ______________________________
                           Name: Enrique Bacalao
                           Title: Assistant Treasurer


August 29, 2001